                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    2     )*
                                          ---------

                            FIBREBOARD CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, Par Value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  315712-10-9
           --------------------------------------------------------
                                 (CUSIP Number)

              Donald F. McAleenan, 2121 N. California Boulevard,
                      Suite 560, Walnut Creek, CA  94596
                               (510) 274-0700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 24, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 315712-10-9                                     PAGE  2  OF  6  PAGES
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John D. Roach
     ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
                        PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 374,012
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    374,012
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         374,012
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

Mr. Roach hereby amends and supplements this statement on Schedule 13D originally filed on October 25, 1993 relating to the Common Stock of Fibreboard Corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the initial filing.

Item 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $.01 per share, of Fibreboard Corporation, California Plaza Building, 2121 N. California Blvd., Suite 560, Walnut Creek, CA 94596 (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.

          (a)  The person filing this statement is John D. Roach.

          (b) Mr. Roach's business address is Fibreboard Corporation, California Plaza Building, 2121 N. California Blvd., Suite 560, Walnut Creek, CA 94596.

          (c) The principal occupation of Mr. Roach is Chairman and Chief Executive Officer of the Issuer.

          (d) Mr. Roach has not, during the last five years, been convicted in any criminal proceeding.

          (e) Mr. Roach has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Roach is a United States citizen.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          In aggregate, 40,000 shares of Common Stock were purchased by Mr. Roach in August and October 1991, from personal funds.

          In aggregate, 100,000 shares were issued to Mr. Roach in June, July and December 1992, as a result of the vesting of restricted stock rights granted under the Issuer's Restated 1988 Employee Stock Option and Rights Plan, as amended (the "Option Plan").

          34,012 shares were issued to Mr. Roach in October 1995, as a result of the exercise of 50,000 options. The Company withheld 15,988 shares in payment of Mr. Roach's withholding taxes. Such options had an exercise price of $2.50 per share.

          350,000 shares are issuable to Mr. Roach as a result of the vesting of stock options granted under the Option Plan. Such options have an exercise price of $2.50 per share.

          Mr. Roach currently owns beneficially 374,012 shares of Common Stock, which includes 24,012 shares owned of record and 350,000 shares issuable upon exercise of options to purchase shares of the Issuer's Common Stock.

          On April 13, 1995, the Board of Directors of the Company approved a two-for-one split of the Company's Common Stock effected in the form of a stock dividend. This (i) increased the number of shares covered by each option by 100% and reduced the exercise price per share by 50% and (ii) increased the number of shares already owned by stockholders of record by 100%. All share amounts reported in this
          Schedule 13D filing reflect the results of the stock split.

Item 4.   PURPOSE OF TRANSACTION.

          Mr. Roach has no current plans or proposals relating to any matter set forth under Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The following table sets forth information regarding the aggregate number of shares and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by Mr. Roach as of November 7, 1995:

Name of Beneficial       Shares Owned        Percentage of Shares
     Owner               Beneficially             Outstanding
------------------       ------------        ---------------------
  John D. Roach          374,012(i)                    4.2%

                    (i) Includes 24,012 shares owned of record by Mr. Roach and 350,000 shares issuable to Mr. Roach upon exercise of options to purchase shares of the Issuer's Common Stock. Such options are currently exercisable.

          (b) Mr. Roach has the sole power to vote and to dispose of 24,012 shares owned of record by him and sole power (upon exercise) to vote and dispose of 350,000 shares issuable upon exercise of options owned directly by him.

          (c) During the past sixty (60) days, Mr. Roach sold 34,000 shares on the open market as follows:

               ----------------------------------------------------------------
               DATE OF SALE        NO. OF SHARES SOLD       PRICE PER SHARE
               ----------------------------------------------------------------
               10/24/95             4,000                   $25.00
               ----------------------------------------------------------------
               10/24/95             2,500                   $25.125
               ----------------------------------------------------------------
               11/2/95              5,000                   $24.00
               ----------------------------------------------------------------
               11/2/95              5,000                   $24.125
               ----------------------------------------------------------------
               11/3/95             17,500                   $25.25
               ----------------------------------------------------------------

          (d) To the best knowledge of Mr. Roach, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.

          (e)  August 8, 1995.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None, except Mr. Roach is party to standard option agreements with the Issuer relating to stock options granted to him.

     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.


                                   SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:              November 8, 1995
               -------------------------

Signature:     /s/   John D. Roach
               -------------------------

               John D. Roach
Name/Title:    Chairman & Chief Executive Officer
               -----------------------------------